UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

Page

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the	2
Three months ended September 30, 2009 and 2008

b) Condensed Consolidated Statement of Operations for the	3
Nine months ended September 30, 2009 and 2008

c) Condensed Consolidated Balance Sheet as of	4
September 30, 2009 and December 31, 2008

d) Condensed Consolidated Statement of Cash Flows for the	5
Nine months ended September 30, 2009 and 2008

d) Consolidated Statement of Shareholders’ Equity for the	6
Nine months ended September 30, 2009

e) Notes to Condensed Consolidated Financial Statements	7

Item 2. Management’s Discussion and Analysis of	11
Financial Condition and Results of Operations

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	13

Item 1a. Risk Factors	14

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended September 30,
	2008	2009
Revenue:
License and research revenue	$3,140	$4,726
Product sales and services	3,023	2,651
Other revenues	2,972	2,521
Total revenue	9,135	9,898
Costs and expenses:

Cost of goods and services sold	(2,613)	(2,567)
Research and development	(8,239)	(9,305)
Selling, general and administrative	(2,899)	(3,138)
Total	(13,751)	(15,010)

Loss from operations	(4,616)	(5,112)

Interest income net	377	92

Foreign exchange gain (loss)	220	(140)
Other income	58	4

Loss before income taxes	(3,961)	(5,156)
Income tax benefit	1,657	1,774
Net loss	$(2,304)	$(3,382)

Loss per share

Basic loss per ordinary share	$(0.10)	$(0.14)
Diluted loss per share	$(0.10)	$(0.14)

Weighted average number of shares outstanding (in thousands) :

Basic	24,077	24,225
Diluted	24,077	24,225

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Nine months ended September 30,
	2008	2009
Revenue:
License and research revenue	$9,841	$16,156
Product sales and services	10,918	7,602
Other revenues	8,394	7,769
Total revenue	29,153	31,527
Costs and expenses:

Cost of goods and services sold	(7,263)	(6,508)
Research and development	(26,476)	(26,288)
Selling, general and administrative	(10,659)	(9,371)
Total	(44,398)	(42,167)

Loss from operations	(15,245)	(10,640)

Interest income net	1,127	349

Foreign exchange gain (loss)	76	(288)
Other income	159	13

Loss before income taxes	(13,883)	(10,566)
Income tax benefit	4,525	4,824
Net loss	$(9,358)	$(5,742)

Loss per share

Basic loss per ordinary share	$(0.39)	$(0.24)
Diluted loss per share	$(0.39)	$(0.24)

Weighted average number of shares outstanding (in thousands) :

Basic	24,066	24,217
Diluted	24,066	24,217

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31, 2008	September 30, 2009
ASSETS

Current assets:
Cash and cash equivalents	$27,021	$4,784
Marketable securities	10,057	44,026
Accounts receivable	6,979	7,337
Inventory	1,837	2,157
Research and development tax credit receivable short term	11,114	7,897
Prepaid expenses and other current assets	2,181	3,038
Total current assets	59,189	69,239

Property and equipment, net	27,601	25,936
Other assets:
Research and development tax credit receivable long term	4,880	2,525
Other long-term assets	191	221
Total other assets	5,071	2,746
Total assets	$91,861	$97,921

LIABILITIES

Current liabilities:
Current portion of long-term debt	684	720
Current portion of capital lease obligations	69	29
Accounts payable	5,760	4,899
Current portion of deferred revenue	798	4,466
Advances from customers	587	919
Accrued expenses	5,905	6,009
Other current liabilities	6,452	4,442
Total current liabilities	20,255	21,484

Long-term debt, less current portion	2,269	2,387
Capital lease obligations, less current portion	96	78
Deferred revenue, less current portion	201	5,382
Other long-term liabilities	20,494	18,520
Total long-term liabilities	23,060	26,367

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,205,350 issued and outstanding at December 31, 2008 and 24,225,350 at September 30, 2009 (28,713,590 authorised - nominal value 0.122 euro )	3,516	3,519
Additional paid-in capital	193,085	197,456
Accumulated deficit	(160,205)	(165,947)
Accumulated other comprehensive income	12,150	15,042

Total shareholders' equity	48,546	50,070
Total liabilities and shareholders' equity	$91,861	$97,921

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of CashFlows
(Unaudited)

	Nine months ended September 30,
	2008	2009

Cash flows from operating activities:
Net loss	$(9,358)	$(5,742)
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	5,535	4,080
Gains on sales of marketable securities	(274)	(118)
Grants recognized in other income and income from operations	(1,408)	(782)
Stock compensation expense	6,246	4,314
Increase (decrease) in cash from:
Accounts receivable	(2,432)	238
Inventory	41	(169)
Prepaid expenses and other current assets	91	(697)
Research and development tax credit receivable	633	5,738
Accounts payable	(1,206)	(732)
Deferred revenue	(1,885)	8,039
Accrued expenses	292	90
Other current liabilities	376	2,360
Other long-term assets and liabilities	(1,476)	(2,909)
Net cash provided by (used in) operating activities	(4,825)	13,710

Cash flows from investing activities:
Purchases of property and equipment	(3,436)	(1,532)
Proceeds from sales of marketable securities	58,105	100,651
Purchase of marketable securities	(47,280)	(131,347)
Net cash provided by (used in) investing activities	7,389	(32,228)

Cash flows from financing activities:
Proceeds from conditional grants	-	520
Reimbursment of loans or conditional grants	-	(3,998)
Principal payments on capital lease obligations	(89)	(60)
Cash proceeds from issuance of ordinary shares and warrants	540	291
Net cash provided by (used in) financing activities	451	(3,247)

Effect of exchange rate changes on cash and cash equivalents	(923)	(472)

Net decrease in cash and cash equivalents	2,092	(22,237)

Cash and cash equivalents, beginning of period	26,313	27,021

Cash and cash equivalents, end of period	$28,405	$4,784

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Accumulated	Comprehen-	Shareholders'
	Shares	Amount	Capital	Deficit	sive Income	Equity
Balance at January 1, 2009	24,205,350	$3,516	$193,085	$(160,205)	$12,150	$48,546
Subscription of warrants			262			262
Issuance of ordinary shares on exercise of stock -options	20,000	3	26			29
Stock-based compensation expense			4,083			4,083
Net loss				(5,742)		(5,742)
Foreign currency translation adjustment					2,892	2,892
Comprehensive loss						$(2,850)
Balance at September 30, 2009	24,225,350	$3,519	$197,456	$(165,947)	$15,042	$50,070

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. These condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the  SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

In June 2009, the FASB issued “Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles” (the “Codification”), which is the single source of authoritative nongovernmental U.S. GAAP beginning July 1, 2009. Use of and reference to the Codification became effective for financial statements that cover interim and annual periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current U.S. GAAP, the Codification is not intended to change U.S. GAAP, but is anticipated to make it easier to find and research U.S. GAAP applicable to a particular transaction or specific accounting issue. The adoption of the Codification did not have an impact on the Company’s financial position and results of operations.

 2. REVENUES

2.1 License and research revenue

The Company recognized research and development revenues of $9,695,000 for the first nine months of 2009.  Research and development revenues include $4,343,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $863,000 pursuant to the agreement signed with Wyeth Pharmaceuticals on September 12, 2007.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Licensing fees of $6,461,000 were recognized in the first nine months of 2009 and included one milestone of $4,000,000 from GlaxoSmithline (GSK).

2.2 Product sales and services.

In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $7,602,000.

2.3 Other revenues.

The Company recognized other revenues of $7,769,000 for the nine-month period ended September 30, 2009 which includes primarily royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash.

For the nine month period ended September 30, 2009, the credit amounted to $4,824,000.

4. SHAREHOLDERS' EQUITY

During the nine month period ending September 30, 2009, as a result of exercise of stock options, the Company issued 20,000 ordinary shares, nominal value €0.122 per share

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. STOCK COMPENSATION EXPENSE

During the three-month period ending September 30, 2009, 250,000 warrants with a one year vesting period were subscribed for by directors.

ASC 718-10-S99-1 expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants and therefore, accepts the use of simplified method for only some grants but not all share options grants”.

The Company decided to use the simplified method to estimate the expected term of the warrants subscribed for by Directors in July 2009.  The Company considers that insufficient historical exercise data are available for warrants granted to Directors, in addition to the vesting schedule and contractual terms having been changed over time.  Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.

The grant date fair value of the warrants subscribed is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

Three months ended September 30, 2009
Risk-free interest rate	1.35%
Dividend yield	-
Expected volatility	66%
Expected term	2.5 years
Forfeiture rate	-

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net loss before and after stock-based compensation is as follows :

	Three months ended		Nine months ended
(in thousands except per share data)	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009

Net loss	(2,304)	(3,382)	(9,358)	(5,742)

Net loss per share
Basic	$(0.10)	$(0.14)	$(0.39)	$(0.24)
Diluted	$(0.10)	$(0.14)	$(0.39)	$(0.24)

Number of shares used for computing
Basic	24,077	24,225	24,066	24,217
Diluted	24,077	24,225	24,066	24,217

Stock-based compensation (FAS123R)
Cost of products and services sold	82	60	338	171
Research and development	573	565	3,137	1,791
Selling, general and administrative	507	852	2,771	2,352
Total	1,162	1,477	6,246	4,314

Net loss before stock-based compensation	(1,142)	(1,905)	(3,112)	(1,428)

Net loss before stock-based compensation per share
Basic	$(0.05)	$(0.08)	$(0.13)	$(0.06)
Diluted	$(0.05)	$(0.08)	$(0.13)	$(0.06)

FLAMEL TECHNOLOGIES S.A.

Item 2.  Management’s Discussion and Analysis of Financial Condition and
Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2008, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2009, Flamel reported total revenues of $31.5 million compared to $29.2 million for the first nine months of 2008, an increase primarily driven by an increase in license and research revenues discussed below.

 License and research revenues for the nine months ended September 30, 2009 were $16.2 million compared to $9.8 million for the first nine months of 2008, an increase primarily driven by the milestone of $4.0 million from GlaxoSmithKline (GSK) and the increasing number of projects sponsored by partners.

Product sales and services, pursuant to the Company’s supply contract with GSK totaled $7.6 million for the nine months ended September 30, 2009, compared to $10.9 million for the nine months ended September 30, 2008.  The reduction in revenues during the period coincided with lower than expected demand for Coreg CR.

FLAMEL TECHNOLOGIES S.A.

Other revenues were $7.8 million for the nine months ended September 30, 2009 compared to $8.4 million for the first nine months of 2008.  These revenues derived primarily from the royalty on sales of Coreg CR.

Operational expenses decreased to $42.2 million during the nine months ended September 30, 2009, from $44.4 million for nine months ended September 30, 2008.  The decline was primarily due to the weakening of the dollar versus the euro year-over-year as our operating expenses are incurred in Euros and reported in Dollars.

Costs of goods and services sold were $6.5 million in the nine months ended September 30, 2009,, as compared to $7.3 million in the nine months ended September 30, 2008,.  This decrease was due to reductions in 2009 expenditures to correspond with lower demand for Coreg CR.

Research and development expenditures were $26.3 million in the nine months ended September 30, 2009 compared to $26.5 million in the nine months ended September 30, 2008.  The marginal reduction in research and development expenditures was primarily due to a favorable euro-to-dollar exchange rate as our research and development expenses are incurred in Euros and reported in Dollars.  In real terms, adjusted for exchange rate fluctuations, research and development expenditures actually increased by $2.8 million in the nine months ended September 30, 2009 compared with the same period of 2008 to support the increased  number of ongoing projects sponsored by our partners.

SG&A expenses were $9.4 million in the nine months ended September 30, 2009, compared to $10.7 million in the year-ago period, primarily due to the Euro to Dollar exchange rate.  Actual expenses year over year reduced by $0.2 million at comparable exchange rates.

Net loss for the nine months ended September 30, 2009 was $(5.7) million, compared to a net loss of ($9.4) million in the nine months ended September 30, 2008. Net loss per share (basic) for the nine months ended September 30, 2009 was $(0.24), compared to net loss per share in the year-ago period of ($0.39).

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2009, the Company had $48.8 million in cash, cash equivalents and marketable securities, compared to $37.1 million on December 31, 2008.

This increase in cash and marketable securities includes the $4 million milestone paid by GSK as well as the $6.5 million upfront payment by Merck Serono received in the first quarter following exercise of an option to license Medusa technology for development of an improved formulation of an already marketed therapeutic protein in Merck Serono’s  portfolio.

In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the Company by French tax authorities for research expenditures incurred in 2005, 2006 and 2007. During the first quarter of 2009, the tax authorities paid the Company the research tax credit from 2005 and the Company repaid to Oseo the corresponding advance. This resulted in:

FLAMEL TECHNOLOGIES S.A.

-	a cash outflow from financing activities ($4.0 million), related to the reimbursement to Oseo for the advance Oseo provided secured against the R&D tax credit from 2005, and
-
a cash inflow from operating activities ($4.4 million), corresponding to the R&D credit tax from 2005 paid by the tax authorities (and a corresponding decrease in the amount of the R&D tax credit receivable).

During the second quarter of 2009, the R&D tax credit of $5.8 million from 2008 was paid by the tax authorities.  The payment was made as a result of a change in legislation in light of the current economic context and is expected to be renewed in 2010. The new law enables companies to benefit from rapid reimbursement of their R&D tax credit, which previously would have been reimbursed more than three years after credited. There are no interest costs or other financial consequences as a result of this early reimbursement.

During the third quarter of 2009, the Company received an access fee of $3.6 million (€ 2.5 million) from Baxter International Inc. in connection with the agreement to formulate longer acting forms of controlled release applications of blood clotting factor replacement therapies, as announced on July 13, 2009.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and directors but omitted other persons who had initially been sued.  Like the initial complaint, the amended complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action has now entered the discovery phase pursuant to a schedule set by the Court in a Case Management Order, signed December 9, 2009.  The Company intends to vigorously defend itself in the action.  None of the individual defendants named in the amended complaint have been served in the action.

FLAMEL TECHNOLOGIES S.A.

Item 1A.  Risk Factors

Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2008 is a discussion of risks related to our industry and our business. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on business, financial condition and results of operations:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•
products that incorporate our drug delivery technologies are subject to regulatory approval.  If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

•
commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

•	regulatory reforms may adversely affect our ability to sell our products profitably;

•
if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be reduced or eliminated;

FLAMEL TECHNOLOGIES S.A.

•
certain companies to which we have licensed our technology are subject to extensive regulation by the  FDA and other regulatory  authorities.  Their failure to meet strict regulatory requirements could adversely affect our business;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business;

•	our products and technologies may not gain market acceptance;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;.

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•	the current credit and financial market conditions may exacerbate certain risks affecting our business;

•
we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the global economic recession and its negative effect  on the capital markets and which may result in dilution of our shareholders’ equity interest;

•	our share price has been volatile and may continue to be volatile;

•	our operating results may fluctuate, which may adversely affect our share price;

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results.

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: 15 January, 2010	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer